UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14195

American Tower Corporation1

(Exact name of registrant as specified in its charter)

116 Huntington Avenue

Boston, Massachusetts 02116 (617) 375-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, American Tower Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 3, 2012	By:	/s/ Thomas A. Bartlett
Name: Thomas A. Bartlett
Title: Executive Vice President and Chief Financial Officer

[1]

On December 31, 2011, pursuant to the Agreement and Plan of Merger, dated as of August 24, 2011 (the “Merger Agreement”), between American Tower Corporation, a Delaware corporation (the “Predecessor Registrant”), and American Tower REIT, Inc., a Delaware corporation (the “Registrant”), the Predecessor Registrant merged with and into the Registrant (the “Merger”), with the Registrant surviving the Merger. At the effective time of the Merger (the “Effective Time”), the Registrant changed its name from “American Tower REIT, Inc.” to “American Tower Corporation.” At the Effective Time and pursuant to the Merger Agreement, all outstanding shares of the Class A common stock, par value $0.01 per share, of the Predecessor Registrant (the “Class A Common Stock”) automatically converted into the right to receive an equal number of shares of common stock, par value $0.01 per share, of the Registrant (the “Common Stock”). Pursuant to this Form 15, the Registrant, as the successor entity to the Predecessor Registrant, is terminating the registration of the Class A Common Stock. The Common Stock, including the Registrant’s duties to file reports with respect thereto, is not affected by this Form 15.